EXHIBIT 99.1

Annex A to Form 4 of Colonel James M. Davis, Jr.

		Colonel Davis (USA Ret.) owns 0.2508% of the total membership interests, consisting of a 0.0938%
Class A membership interest and a 0.157% Class B membership interest of IDT Holding, L.L.C. ("IDT
Holding"). Pursuant to the terms of the operating agreement governing IDT Holding, holders of Class B membership interests are entitled to receive an aggregate of 5.8816% of all distributions made from IDT Holding, provided that holders of Class A membership interests have been returned their invested capital.

	On November 4, 2003, pursuant to an agreement and plan of merger (the "Merger Agreement") among Integrated Defense Technologies, Inc. (the "Company"),
DRS Technologies, Inc. ("DRS") and MMC3 Corporation, a wholly-owned subsidiary of DRS ("Merger Sub"), Merger
Sub merged with and into the Company, with the Company surviving the merger (the "Merger"). Pursuant to the Merger Agreement, each stockholder of the Company was entitled to receive, for each share of common stock of the Company held, (i) $12.25 in cash, and (ii) 0.2027 shares of DRS common stock (the "Merger
Consideration"). Holders of the Company's common stock were entitled to receive $24.25 per share of DRS common stock in lieu of fractional shares thereof.

	Immediately prior to the consummation of the Merger, IDT Holding (i) was the owner of approximately
55.1% (or 11,750,992 shares) of the Company's issued and outstanding common stock and (ii) assigned all of its rights to receive its portion of the Merger
Consideration to its holders of Class A membership interests and Class B membership interests, all of which were vested at the consummation of the Merger, pro rata in accordance with their membership interests. As a result of the assignment, Colonel
Davis was entitled to be paid Merger Consideration with respect to such interests consisting of $454,206 and 5,975 shares of DRS common stock.